EXHIBIT B

February 11, 2008

Mr. Arthur O. Sulzberger

Chairman and Publisher

Ms. Janet L. Robinson

President and Chief Executive Officer

The New York Times Company

620 Eighth Avenue

New York, New York 10018

Arthur and Janet,

On behalf of Harbinger Capital Partners and Firebrand Partners, I am writing to thank you again for taking the time to meet with us last Friday.

We are looking forward to continuing a productive and positive dialog. Accordingly, as we discussed on Friday, each of our director nominees is free to meet with the members of your nominating committee at their convenience.

Regards,

/s/ Scott Galloway
Scott Galloway
Firebrand Partners